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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Secures 100% Control of Whistler Project

KSK10-22

Vancouver, BC – September 1, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that Kennecott Exploration Company, a wholly-owned subsidiary of Rio Tinto, has informed the Company that Kennecott will not exercise its rights to back in on the Whistler Project, located 160 kilometres northwest of Anchorage, Alaska. As a result, Kiska now controls a 100% interest in the Whistler Project with Kennecott retaining a 2% Net Smelter Royalty on the property.

“Kennecott has been an excellent partner, providing valuable expertise and insight into the project. We appreciate their input and the prompt decision regarding their right to back in,” stated Jason Weber, President and CEO of Kiska Metals Corporation. “In securing a 100% ownership interest, we look forward to growing the resource at the Whistler Deposit, developing new porphyry discoveries and substantiating Whistler as North America’s next gold camp.”

The Company will host a conference call and webcast at 8 a.m. Pacific time Thursday September 2, 2010 to discuss this exciting opportunity for the Company. Jason Weber, President and CEO will host the call. See below for access information for the webcast.

Exploration at the Whistler Project is on-going with two drills currently operating. One rig is advancing the Island Mountain Breccia discovery, where drilling in 2009 intersected two zones of gold mineralization. An upper gold-copper zone averages 0.72 g/t gold, 2.4 g/t silver and 0.16% copper over 150 metres and a lower gold intersection averages 1.22 g/t gold over 107 metres. Island Mountain is hosted within a 4.5 by 3.0 kilometre area of anomalous gold-copper soil and rock geochemistry and is located 23 kilometres south of the Whistler Deposit.

A second rig is now operating on the Whistler Deposit, which hosts a NI43-101 compliant indicated resource of 1.31 million ounces gold-equivalent and an inferred resource of 4.44 million ounces gold-equivalent. Five holes are expected to be completed at the Whistler Deposit by the end of this season. Results of these holes, together with eight holes completed after the current resource estimate was completed in early 2008, will be incorporated into an updated NI43-101 compliant resource estimate for the Whistler Deposit. Completion of the estimate is expected in early November.

Mineral Resource Statement for the Whistler Gold Deposit, Alaska. Prepared by SRK Consulting (Canada) Inc December 2007

	Tonnes and Grades					Total Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred[4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Gold equivalent grade estimated based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper;

4. Totals may vary due to rounding.

Qualified Person Statement

The content of this release has been reviewed and approved by Jason Weber, P. Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

Conference call

Kiska Metals Corporation will host a conference call and webcast:

Thursday September 2 at 8 a.m. PDT (10 a.m. CDT/11a.m. EDT)

Toll-free: 800-355-4959 or webcast at http://www.gowebcasting.com/2003

Jason Weber, President and CEO, will host the call. Access to the call may be obtained by calling the toll-free number or accessing the website up to 15 minutes prior to the scheduled start time. For those who are unable to participate, a digital playback of the conference call will be available on the Company’s website at www.kiskmetals.com.

On behalf of Kiska Metals Corporation

 “Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 575, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

2.

Date of Material Change

August 30, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on September 1, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company reports that Kennecott Exploration Company has informed the Company that Kennecott will not exercise its rights to back in on the Whistler Project. As a result, Kiska now controls a 100% interest in the Whistler Project with Kennecott retaining a 2% Net Smelter Royalty on the property.

5.1

Full Description of Material Change

Kiska Metals Corporation reports Kennecott Exploration Company, a wholly-owned subsidiary of Rio Tinto, has informed the Company that Kennecott will not exercise its rights to back in on the Whistler Project, located 160 kilometres northwest of Anchorage, Alaska. As a result, Kiska now controls a 100% interest in the Whistler Project with Kennecott retaining a 2% Net Smelter Royalty on the property.

The Company will host a conference call and webcast at 8 a.m. Pacific time Thursday September 2, 2010 to discuss this exciting opportunity for the Company. Jason Weber, President and CEO will host the call.

Thursday September 2 at 8 a.m. PDT (10 a.m. CDT/11a.m. EDT)

Toll-free: 800-355-4959 or webcast at http://www.gowebcasting.com/2003

Access to the call may be obtained by calling the toll-free number or accessing the website up to 15 minutes prior to the scheduled start time. For those who are unable to participate, a digital playback of the conference call will be available on the Company’s website at www.kiskmetals.com.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 1st day of September 2010.

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: September 1, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer